EXHIBIT 99.3

Interim Unaudited Financial Statements of Suncor Energy Inc. for the Third fiscal quarter ended September 30, 2005

consolidated statements of earnings

(unaudited)

	Third quarter		Nine months ended Sept 30
($ millions)	2005	2004	2005	2004
Revenues (note 12)	3 142	2 326	7 583	6 344
Expenses
Purchases of crude oil and products	1 311	806	3 166	2 114
Operating, selling and general (note 6)	534	396	1 462	1 241
Energy marketing and trading activities (note 3)	230	118	573	295
Transportation and other costs	35	40	102	96
Depreciation, depletion and amortization (note 2)	174	183	507	536
Accretion of asset retirement obligations	8	6	23	19
Exploration	29	10	48	48
Royalties (note 9)	172	153	410	381
Taxes other than income taxes	160	140	406	404
Loss (gain) on disposal of assets	—	3	(1)	3
Project start-up costs	7	1	13	23
Financing expenses (income) (notes 2 and 4)	(58)	(47)	(30)	65
	2 602	1 809	6 679	5 225
Earnings Before Income Taxes	540	517	904	1 119
Provision for Income Taxes (note 2)
Current	(16)	19	37	43
Future	215	161	316	321
	199	180	353	364
Net Earnings	341	337	551	755
Per Common Share (dollars), (note 5)
Basic	0.75	0.74	1.21	1.67
Diluted	0.73	0.73	1.18	1.64
Cash dividends	0.06	0.06	0.18	0.17

See accompanying notes.

consolidated balance sheets

(unaudited)

		September 30		December 31
($ millions)		2005		2004
Assets
Current assets
Cash and cash equivalents		85		88
Accounts receivable		1 266		627
Inventories		456		423
Future income taxes		89		57
Total current assets		1 896		1 195
Property, plant and equipment, net (note 2)		12 179		10 326
Deferred charges and other		473		320
Total assets		14 548		11 841
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt		4		30
Accounts payable and accrued liabilities (note 9)		1 916		1 306
Income taxes payable		8		32
Taxes other than income taxes		21		41
Total current liabilities		1 949		1 409
Long-term debt		3 336		2 217
Accrued liabilities and other		925		749
Future income taxes (note 2)		2 893		2 545
Shareholders’ equity (see below)		5 445		4 921
Total liabilities and shareholders’ equity		14 548		11 841

Shareholders’ Equity
	Number		Number
	(thousands)		(thousands)
Share capital	457 288	723	454 241	651
Contributed surplus		43		32
Cumulative foreign currency translation		(83)		(55)
Retained earnings (note 2)		4 762		4 293
		5 445		4 921

See accompanying notes.

consolidated statements of cash flows

(unaudited)

	Third quarter		Nine months ended Sept 30
($ millions)	2005	2004	2005	2004
Operating Activities
Cash flow from operations	651	585	1 250	1 489
Decrease (increase) in operating working capital
Accounts receivable	(429)	43	(604)	(176)
Inventories	44	37	4	(66)
Accounts payable and accrued liabilities	154	47	607	301
Taxes payable	(19)	9	(47)	6
Cash flow from operating activities	401	721	1 210	1 554
Cash Used in Investing Activities	(836)	(478)	(2 354)	(1 175)
Net Cash Surplus (Deficiency) Before Financing Activities	(435)	243	(1 144)	379
Financing Activities
Increase (decrease) in short-term debt	(6)	(25)	(26)	(19)
Net increase (decrease) in other long-term debt	483	(109)	1 141	(577)
Issuance of common shares under stock option plan	10	7	62	27
Dividends paid on common shares	(26)	(27)	(77)	(72)
Deferred revenue	11	11	41	11
Cash provided by (used in) financing activities	472	(143)	1 141	(630)
Increase (Decrease) in Cash and Cash Equivalents	37	100	(3)	(251)
Effect of Foreign Exchange on Cash and Cash Equivalents	—	(2)	—	(2)
Cash and Cash Equivalents at Beginning of Period	48	37	88	388
Cash and Cash Equivalents at End of Period	85	135	85	135

See accompanying notes.

consolidated statements of changes in shareholders’ equity

(unaudited)

			Cumulative
			Foreign
	Share	Contributed	Currency	Retained
($ millions)	Capital	Surplus	Translation	Earnings
At December 31, 2003, as previously reported	604	7	(26)	3 294
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	14
At December 31, 2003, as restated	604	7	(26)	3 308
Net earnings	—	—	—	755
Dividends paid on common shares	—	—	—	(72)
Issued for cash under stock option plan	27	—	—	—
Issued under dividend reinvestment plan	5	—	—	(5)
Stock-based compensation expense	—	19	—	—
Foreign currency translation adjustment	—	—	(10)	—
At September 30, 2004	636	26	(36)	3 986
At December 31, 2004, as previously reported	651	32	(55)	4 269
Retroactive adjustment for change in accounting policy, net of tax (note 2)	—	—	—	24
At December 31, 2004, as restated	651	32	(55)	4 293
Net earnings	—	—	—	551
Dividends paid on common shares	—	—	—	(77)
Issued for cash under stock option plan	67	(5)	—	—
Issued under dividend reinvestment plan	5	—	—	(5)
Stock-based compensation expense	—	16	—	—
Foreign currency translation adjustment	—	—	(28)	—
At September 30, 2005	723	43	(83)	4 762

See accompanying notes.

schedules of segmented data

(unaudited)

	Third quarter
					Energy Marketing and Refining —		Refining and Marketing —		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A		Eliminations		Total
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
EARNINGS
Revenues
Operating revenues	623	847	168	135	982	785	924	437	—	—	2 697	2 204
Energy marketing and trading activities	—	—	—	—	234	121	—	—	—	—	234	121
Net insurance proceeds (note 12)	211	—	—	—	—	—	—	—	—	—	211	—
Intersegment revenues	163	110	6	5	—	—	—	—	(169)	(115)	—	—
Interest	—	—	—	—	—	—	—	1	—	—	—	1
	997	957	174	140	1 216	906	924	438	(169)	(115)	3 142	2 326
Expenses
Purchases of crude oil and products	8	33	—	—	740	533	731	353	(168)	(113)	1 311	806
Operating, selling and general	281	193	25	22	114	105	48	23	66	53	534	396
Energy marketing and trading activities	—	—	—	—	230	118	—	—	—	—	230	118
Transportation and other costs	23	27	5	5	1	1	6	7	—	—	35	40
Depreciation, depletion and amortization	112	126	36	29	18	18	6	9	2	1	174	183
Accretion of asset retirement obligations	7	5	1	1	—	—	—	—	—	—	8	6
Exploration	—	—	29	10	—	—	—	—	—	—	29	10
Royalties	136	122	36	31	—	—	—	—	—	—	172	153
Taxes other than income taxes	20	18	1	—	86	90	53	32	—	—	160	140
Loss (gain) on disposal of assets	—	4	—	—	—	(1)	—	—	—	—	—	3
Project start-up costs	7	1	—	—	—	—	—	—	—	—	7	1
Financing expenses	—	—	—	—	—	—	—	—	(58)	(47)	(58)	(47)
	594	529	133	98	1 189	864	844	424	(158)	(106)	2 602	1 809
Earnings (loss) before income taxes	403	428	41	42	27	42	80	14	(11)	(9)	540	517
Income taxes	(150)	(165)	(17)	(19)	(10)	(13)	(30)	1	8	16	(199)	(180)
Net earnings (loss)	253	263	24	23	17	29	50	15	(3)	7	341	337

(unaudited)

	Third quarter
					Energy Marketing and Refining —		Refining and Marketing —		Corporate and
	Oil Sands		Natural Gas		Canada		U.S.A		Eliminations		Total
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	253	263	24	23	17	29	50	15	(3)	7	341	337
Exploration expenses	—	—	29	10	—	—	—	—	—	—	29	10
Non-cash items included in earnings
Depreciation, depletion and amortization	112	126	36	29	18	18	6	9	2	1	174	183
Income taxes	150	165	17	19	10	13	30	(1)	8	(35)	215	161
Loss (gain) on disposal of assets	—	4	—	—	—	(1)	—	—	—	—	—	3
Stock-based compensation expense	—	—	—	—	—	—	—	—	6	10	6	10
Other	2	(5)	(2)	(2)	(1)	2	(4)	(1)	(61)	(70)	(66)	(76)
Overburden removal outlays	(68)	(51)	—	—	—	—	—	—	—	—	(68)	(51)
Increase (decrease) in deferred credits and other	(4)	7	—	1	—	(9)	—	(1)	24	10	20	8
Total cash flow from (used in) operations	445	509	104	80	44	52	82	21	(24)	(77)	651	585
Decrease (increase) in operating working capital	(230)	18	(14)	26	22	(9)	118	82	(146)	19	(250)	136
Total cash flow from (used in) operating activities	215	527	90	106	66	43	200	103	(170)	(58)	401	721
Cash from (used in) investing activities:
Capital and exploration expenditures	(563)	(305)	(87)	(53)	(114)	(67)	(95)	(52)	(17)	(8)	(876)	(485)
Proceeds from property loss	44	—	—	—	—	—	—	—	—	—	44	—
Deferred maintenance shutdown expenditures	(4)	(1)	(3)	—	—	4	(3)	(1)	—	—	(10)	2
Deferred outlays and other investments	—	—	—	—	1	—	—	—	2	—	3	—
Proceeds from disposals	—	2	2	3	1	—	—	—	—	—	3	5
Total cash (used in) investing activities	(523)	(304)	(88)	(50)	(112)	(63)	(98)	(53)	(15)	(8)	(836)	(478)
Net cash surplus (deficiency) before financing activities	(308)	223	2	56	(46)	(20)	102	50	(185)	(66)	(435)	243

(unaudited)

	Nine months ended September 30
	Oil Sands		Natural Gas		Energy Marketing and Refining — Canada		Refining and Marketing — U.S.A.		Corporate and Eliminations		Total
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
EARNINGS
Revenues
Operating revenues	1 636	2 350	429	358	2 634	2 227	1 910	1 098	1	1	6 610	6 034
Energy marketing and trading activities	—	—	—	—	585	316	—	—	—	(8)	585	308
Net insurance proceeds (note 12)	387	—	—	—	—	—	—	—	—	—	387	—
Intersegment revenues	316	302	19	63	—	—	—	—	(335)	(365)	—	—
Interest	—	—	—	—	—	—	1	1	—	1	1	2
	2 339	2 652	448	421	3 219	2 543	1 911	1 099	(334)	(371)	7 583	6 344
Expenses
Purchases of crude oil and products	29	75	—	—	1 959	1 544	1 513	859	(335)	(364)	3 166	2 114
Operating, selling and general	733	657	69	61	339	297	119	94	202	132	1 462	1 241
Energy marketing and trading activities	—	—	—	—	573	303	—	—	—	(8)	573	295
Transportation and other costs	68	63	16	16	4	2	14	15	—	—	102	96
Depreciation, depletion and amortization	329	377	97	86	54	51	18	16	9	6	507	536
Accretion of asset retirement obligations	18	15	4	3	1	1	—	—	—	—	23	19
Exploration	10	15	38	33	—	—	—	—	—	—	48	48
Royalties	317	289	93	92	—	—	—	—	—	—	410	381
Taxes other than income taxes	34	54	2	2	258	260	112	88	—	—	406	404
Loss (gain) on disposal of assets	—	7	—	(3)	(1)	(1)	—	—	—	—	(1)	3
Project start-up costs	13	23	—	—	—	—	—	—	—	—	13	23
Financing expenses	—	—	—	—	—	—	—	—	(30)	65	(30)	65
	1 551	1 575	319	290	3 187	2 457	1 776	1 072	(154)	(169)	6 679	5 225
Earnings (loss) before income taxes	788	1 077	129	131	32	86	135	27	(180)	(202)	904	1 119
Income taxes	(301)	(344)	(52)	(51)	(13)	(30)	(48)	(3)	61	64	(353)	(364)
Net earnings (loss)	487	733	77	80	19	56	87	24	(119)	(138)	551	755

As at September 30
TOTAL ASSETS	10 990	8 744	1 159	819	1 880	1 274	1 239	549	(720)	14	14 548	11 400

(unaudited)

	Nine months ended September 30
	Oil Sands		Natural Gas		Energy Marketing and Refining —Canada		Refining and Marketing — U.S.A.		Corporate and Eliminations		Total
($millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

CASH FLOW BEFORE FINANCING ACTIVITIES
Cash flow from (used in) operating activities:
Cash flow from (used in) operations
Net earnings (loss)	487	733	77	80	19	56	87	24	(119)	(138)	551	755
Exploration expenses	—	—	38	33	—	—	—	—	—	—	38	33
Non-cash items included in earnings
Depreciation, depletion and amortization	329	377	97	86	54	51	18	16	9	6	507	536
Income taxes	301	344	52	51	13	30	48	3	(98)	(107)	316	321
Loss (gain) on disposal of assets	—	7	—	(3)	(1)	(1)	—	—	—	—	(1)	3
Stock-based compensation expense	—	—	—	—	—	—	—	—	16	19	16	19
Other	25	(13)	4	6	7	(5)	(1)	(9)	(54)	(19)	(19)	(40)
Overburden removal outlays	(220)	(163)	—	—	—	—	—	—	—	—	(220)	(163)
Increase (decrease) in deferred credits and other	(10)	10	—	—	—	—	—	2	72	13	62	25
Total cash flow from (used in) operations	912	1 295	268	253	92	131	152	36	(174)	(226)	1 250	1 489
Decrease (increase) in operating working capital	(110)	26	(41)	(11)	(11)	—	74	38	48	12	(40)	65
Total cash flow from (used in) operating activities	802	1 321	227	242	81	131	226	74	(126)	(214)	1 210	1 554
Cash from (used in) investing activities:
Capital and exploration expenditures	(1 443)	(779)	(241)	(160)	(306)	(132)	(258)	(97)	(41)	(25)	(2 289)	(1 193)
Acquisition of Denver refinery and related assets	—	—	—	—	—	—	(62)	—	—	—	(62)	—
Proceeds from property loss	44	—	—	—	—	—	—	—	—	—	44	—
Deferred maintenance shutdown expenditures	(64)	(1)	(3)	—	—	(21)	(4)	(7)	—	—	(71)	(29)
Deferred outlays and other investments	(1)	(3)	—	—	(1)	(12)	—	—	1	8	(1)	(7)
Proceeds from disposals	21	42	2	10	2	2	—	—	—	—	25	54
Total cash (used in) investing activities	(1 443)	(741)	(242)	(150)	(305)	(163)	(324)	(104)	(40)	(17)	(2 354)	(1 175)
Net cash surplus (deficiency) before financing activities	(641)	580	(15)	92	(224)	(32)	(98)	(30)	(166)	(231)	(1 144)	379

notes to the consolidated financial statements

(unaudited)

1. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, except for the accounting policy changes as described in note 2, Changes in Accounting Policies.

In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly Suncor Energy Inc.’s (Suncor) financial position at September 30, 2005 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2005 and 2004.

Certain prior period comparative figures have been reclassified to conform to the current period presentation.

2. CHANGES IN ACCOUNTING POLICIES

(a) Preferred Securities

On January 1, 2005 the company retroactively adopted the Canadian accounting standard related to disclosure and presentation of financial instruments. Accordingly, the company’s preferred securities, which were redeemed in March, 2004, have been reclassified as long-term debt. The company has also restated its property, plant and equipment and depreciation, depletion and amortization to reflect the capitalized interest that would have been incurred and amortized had the preferred securities been classified as debt during the period in which they were outstanding. The impact of adopting this accounting standard is as follows:

Change in Consolidated Balance Sheets

	As at September 30
($ millions, increase)	2005	2004
Property, plant and equipment	36	38
Total assets	36	38

Future income tax liabilities	13	14
Retained earnings	23	24
Total liabilities and shareholders’ equity	36	38

Change in Consolidated Statements of Earnings

	Third quarter		Nine months ended September 30
($ millions, increase/(decrease))	2005	2004	2005	2004
Depreciation, depletion and amortization	—	—	1	2
Financing expenses	—	—	—	15
Future income taxes	—	—	—	(5)
Net earnings	—	—	(1)	(12)
Per common share — basic (dollars)	—	—	—	—
Per common share — diluted (dollars)	—	—	—	—

(b) Consolidation of Variable Interest Entities

On January 1, 2005 the company prospectively adopted Canadian Accounting Guideline 15 — “Consolidation of Variable Interest Entities (VIEs)”. Accordingly, the company has consolidated the VIE related to the sale of equipment as described in note 11(c) of the company’s 2004 Annual Report. The impact of adopting this standard was an increase to property, plant and equipment of $14 million, an increase to materials and supplies inventory of $8 million and an increase to long-term debt of $22 million.

3. ENERGY MARKETING AND TRADING ACTIVITIES

The company uses physical and financial energy contracts, including swaps, forwards and options to gain market information and earn trading and marketing revenues. The results of these activities are reported as revenue and as energy trading and marketing expenses in the Consolidated Statement of Earnings.

Physical energy marketing contracts involve activities intended to enhance prices and satisfy physical deliveries to customers. For the quarter ended September 30, 2005 these activities resulted in a net pretax gain of $1 million (2004 — pretax gain of $2 million). For the nine months ended September 30, 2005 physical energy marketing contracts resulted in a net pretax gain of $10 million (2004 — pretax gain of $7 million).

In addition to the financial derivatives used for hedging activities, the company also enters into various financial energy contracts for trading activities. The following information presents all positions for the financial instruments only. These energy trading activities are accounted for using the mark-to-market method and as such all financial instruments are recorded at fair value at each balance sheet date. For the quarter ended September 30, 2005, a net pretax gain of $3 million (2004 — pretax gain of $3 million) resulted from the settlement and revaluation of the financial energy contracts. For the nine months ended September 30, 2005 a net pretax gain of $4 million (2004 — pretax gain of $9 million) was recorded. The above amounts do not include the impact of related general and administrative costs.

The fair value of unsettled (unrealized) energy trading assets and liabilities are as follows:

	September 30	December 31
($ millions)	2005	2004
Energy trading assets	114	26
Energy trading liabilities	101	9

The source of the valuations of the above contracts is based on actively quoted prices and internal model valuations.

4. FINANCING EXPENSES (INCOME)

	Third Quarter		Nine months ended September 30
($ millions)	2005	2004	2005	2004
Interest on debt	39	36	110	121
Capitalized interest	(34)	(17)	(91)	(40)
Net interest expense	5	19	19	81
Foreign exchange (gain) on long-term debt	(64)	(77)	(42)	(22)
Other foreign exchange (gain) loss	1	11	(7)	6
Total financing expenses (income)	(58)	(47)	(30)	65

5. RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Third Quarter		Nine months ended September 30
($ millions)	2005	2004	2005	2004
Net earnings	341	337	551	755

(millions of common shares)
Weighted-average number of common shares	457	453	456	453
Options issued under stock-based compensation plans	11	7	9	9
Weighted-average number of diluted common shares	468	460	465	462

(dollars per common share)
Basic earnings per share (b)	0.75	0.74	1.21	1.67
Diluted earnings per share (c)	0.73	0.73	1.18	1.64	(a)

Note: An option will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the option.

(a) For the nine months ended September 30, 2004, diluted earnings per share is net earnings divided by the weighted-average number of diluted common shares. Interest on subordinated debentures, the revaluation of US$ subordinated debentures and the redemption of subordinated debentures by the issuance of common shares have an anti-dilutive impact, therefore they are not included in the calculation of diluted earnings per share.

(b) Basic earnings per share is net earnings divided by the weighted-average number of common shares.

(c) Diluted earnings per share is the net earnings, divided by the weighted-average number of diluted common shares.

6. STOCK-BASED COMPENSATION

A common share option gives the holder the right, but not the obligation, to purchase common shares at a predetermined price over a specified period of time.

After the date of grant, employees that hold options must earn the right to exercise them. This is done by the employee fulfilling a time requirement for service to the company, and with respect to certain options, is subject to accelerated vesting should the company meet predetermined performance criteria. Once this right has been earned, these options are considered vested.

The predetermined price at which an option can be exercised is equal to or greater than the market price of the common shares on the date the option is granted.

A performance vesting share unit is an award entitling employees to receive cash to varying degrees contingent upon Suncor’s shareholder return relative to a peer group of companies.

(a) Stock Option Plans

Under the SunShare long-term incentive plan, the company granted 314,000 options to new employees in the third quarter of 2005, for a total of 991,000 options granted in the nine months ended September 30, 2005 (256,000 options granted during the third quarter of 2004; 1,452,000 options granted in the nine months ended September 30, 2004).

On January 31, 2005, in connection with the achievement of a predetermined performance criterion, 2,062,000 SunShare options vested, representing approximately 25% of the then outstanding unvested options under the SunShare plan. On June 30, 2005, we met an additional predetermined performance criterion under the SunShare plan, resulting in the vesting of 50% of the outstanding, unvested SunShare options on April 30, 2008. As we had been accruing the costs of these options, the impact on net earnings for the third quarter and the nine months ended September 30, 2005 was not significant.

Under the company’s other plans, 63,000 options were granted in the third quarter of 2005, for a total of 1,418,000 options granted in the nine months ended September 30, 2005 (1,000 options granted during the third quarter of 2004; 1,285,000 granted in the nine months ended September 30, 2004).

The fair values of all common share options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Third Quarter		Nine months ended September 30
	2005	2004	2005	2004
Quarterly dividend per share	$0.06	$0.06	$0.06	$0.06*
Risk-free interest rate	3.42%	4.12%	3.68%	3.76%
Expected life	5 years	6 years	6 years	6 years
Expected volatility	28%	29%	28%	29%
Weighted-average fair value per option	$19.17	$12.50	$14.89	$11.84

* In 2004, quarterly dividends of $0.05 per share were paid in the first quarter and $0.06 per share were paid in the second and third quarter.

Stock-based compensation expense recognized in the third quarter of 2005 related to stock options plans was $6 million (2004 — $10 million). For the nine months ended September 30, 2005 stock-based compensation expense recognized was $16 million (2004 — $19 million).

Common share options granted prior to January 1, 2003 are not recognized as compensation expense in the Consolidated Statements of Earnings. The company’s reported net earnings attributable to common shareholders and earnings per share prepared in accordance with the fair value method of accounting for stock-based compensation would have been reduced for all common share options granted prior to 2003 to the pro forma amounts stated below:

	Third Quarter		Nine months ended September 30
($ millions, except per share amounts)	2005	2004	2005	2004
Net earnings — as reported	341	337	551	755
Less: compensation cost under the fair value method for pre-2003 options	2	20	11	41
Pro forma net earnings	339	317	540	714
Basic earnings per share
As reported	0.75	0.74	1.21	1.67
Pro forma	0.74	0.70	1.18	1.58
Diluted earnings per share
As reported	0.73	0.73	1.18	1.64
Pro forma	0.73	0.69	1.16	1.55

(b) Performance Share Units (PSUs)

In the third quarter of 2005 the company issued 6,000 PSUs (2004 — Nil). For the nine months ended September 30, 2005, the company issued 451,000 PSUs (2004 — 353,000). Expense recognized in the third quarter of 2005 was $8 million (2004 — $1 million). Expense recognized for the nine months ended September 30, 2005 was $16 million (2004 — $3 million).

7. EMPLOYEE FUTURE BENEFITS LIABILITY

The company’s pension plans and other post-retirement benefits programs are described in note 9 of the company’s 2004 Annual Report. The following is the status of the net periodic benefit cost for the nine months ended September 30.

	Pension Benefits
	Third quarter		Nine months ended September 30
	2005	2004	2005	2004
Current service costs	8	6	24	18
Interest costs	10	8	29	25
Expected return on plan assets	(7)	(6)	(21)	(18)
Amortization of net actuarial loss	4	5	15	14
Net periodic benefit cost	15	13	47	39

	Other Post-retirement Benefits
	Third quarter		Nine months ended September 30
	2005	2004	2005	2004
Current service costs	2	1	5	4
Interest costs	1	2	5	5
Amortization of net actuarial loss	1	—	1	1
Net periodic benefit cost	4	3	11	10

8. SUPPLEMENTAL INFORMATION

	Third quarter		Nine months ended September 30
($ millions)	2005	2004	2005	2004
Interest paid	53	47	122	125
Income taxes paid	6	6	61	38

Strategic Crude Oil Hedges at September 30, 2005

	Quantity	Average Price	Revenue Hedged	Hedge
	(bbl/day)	(US$/bbl)(a)	(Cdn$ millions)(b)	Period(c)
Swaps	36 000	22.77	88	2005
Costless collars	7 000	50.00 — 92.57	148 — 275	2006
Costless collars	7 000	50.00 — 92.57	148 — 275	2007

Margin Hedges at September 30, 2005

	Quantity	Average Margin	Margin Hedged	Hedge
	(bbl/day)	(US$/bbl)	(Cdn$ millions)(b)	Period(c)
Refined product and crude swaps	12 700	7.77	11	2005	(d)
Refined product and crude swaps	5 000	11.67	10	2006	(e)

Natural Gas Hedges at September 30, 2005

	Quantity	Average Price	Revenue Hedged	Hedge
Revenue	(GJ/day)	(Cdn$/GJ)	(Cdn$ millions)	Period(c)
Costless collars	25 000	6.91 — 8.11	5 — 6	2005	(f)
Swaps	4 000	6.99	3	2005
Costless collars	25 000	10.76 — 16.13	16 — 25	2005	(g)
Swaps	4 000	6.58	10	2006
Costless collars	25 000	10.76 — 16.13	24 — 36	2006	(h)
Swaps	4 000	6.11	9	2007

(a)                                  Average price for crude oil swaps is WTI per barrel at Cushing, Oklahoma.

(b)                                 The revenue and margin hedged is translated to Cdn$ at the September 30, 2005 exchange rate and is subject to change as the Cdn$/US$ exchange rate fluctuates during the hedge period.

(c)                                  Original hedge term is for the full year unless otherwise noted.

(d)                                 For the period October to December 2005, inclusive.

(e)                                  For the period January to May 2006, inclusive.

(f)                                    For the period October 2005.

(g)                                 For the period November to December 2005, inclusive.

(h)                                 For the period January to March 2006, inclusive.

9. ROYALTY ESTIMATE MEASUREMENT UNCERTAINTY

Alberta Crown royalties in effect for each Oil Sands project require payments to the Government of Alberta based on annual gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of certain capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R. Firebag is being treated by the government of Alberta as a separate project from the rest of the Oil Sands operations for royalty purposes. The 2004 calendar year was a transitional year for Oil Sands as the remaining amount of prior years’ allowable costs carried forward of approximately $600 million were claimed before the 25% R-C royalty applied to 2004 results.

Absolute royalties that may be payable in 2005 are highly sensitive to, among other factors, changes in crude oil and natural gas pricing, timing of the receipt of business interruption insurance proceeds, foreign exchange rates and total capital and operating costs for each project. Oil Sands pretax Crown royalty estimate was $317 million ($196 million after-tax) for the first nine months of 2005 ($186 million after-tax in 2004). The annualized estimate of $546 million ($349 million after-tax) was based on nine months of actual results, together with 2005 forward crude oil pricing as at September 30, 2005, current forecasts of capital and operating costs for the remainder of 2005, a Canadian/US foreign exchange rate of $0.83, and no receipts of business interruption insurance proceeds other than those recorded to date (see note 12). Accordingly, actual results will differ, and these differences may be material.

10. ACQUISITION OF REFINERY AND RELATED ASSETS

On May 31, 2005, the company acquired all of the issued shares of the Colorado Refining Company, an indirect wholly-owned subsidiary of Valero for cash consideration of $37 million. Additional payments for working capital and associated inventory brought the total purchase price to $62 million. The acquired company’s principal assets are a Denver refinery and a products terminal located in Grand Junction, Colorado. The preliminary allocation of fair value to the assets acquired and liabilities assumed was $79 million for property, plant and equipment, $30 million for inventory, and $41 million for environmental liabilities assumed. The fair value assigned to other liabilities was $6 million. The acquisition was accounted for by the purchase method of accounting.

The results of operations for these assets have been included in the consolidated financial statements from the date of acquisition. The new operations have been reported as part of the Refining and Marketing — U.S.A. segment in the Schedules of Segmented Data.

11. CREDIT FACILITIES

During the second quarter, the company entered into a new $600 million credit facility agreement. The new facility is fully revolving for 364 days and expires in 2006. During the third quarter, the company renewed $200 million of its available credit and term loan facilities.

12. SUBSEQUENT EVENT

In October, 2005, the Company received $166 million in proceeds related to its business interruption insurance coverage. The business interruption insurance proceeds related to business activity during the nine months ended September 30, 2005 and have accordingly been recognized as revenue in the third quarter. Additional business interruption insurance proceeds will be recorded at the time of unconditional receipt.

highlights

(unaudited)

	2005	2004
Cash Flow from Operations

(dollars per common share)
For the three months ended September 30
Cash flow from operations (1)	1.42	1.29

For the nine months ended September 30
Cash flow from operations (1)	2.74	3.29

Ratios

For the twelve months ended September 30
Return on capital employed (%) (2)	13.8	18.8
Return on capital employed (%) (3)	10.5	16.3
Net debt to cash flow from operations (times) (4)	1.8	1.1
Interest coverage on long-term debt (times)
Net earnings (5)	9.8	10.0
Cash flow from operations (6)	12.8	12.7

As at September 30
Debt to debt plus shareholders’ equity (%) (7)	38.0	33.7

Common Share Information

As at September 30
Share price at end of trading (dollars per share)
Toronto Stock Exchange — Cdn$	70.42	40.40
New York Stock Exchange — US$	60.53	32.01
Common share options outstanding (thousands)	19 378	21 279

For the nine months ended September 30
Average number outstanding, weighted monthly (thousands)	455 962	452 565

Refer to the Quarterly Operating Summary for a discussion of financial measures not prepared in accordance with generally accepted accounting principles (GAAP).

(1)           Cash flow from operations for the period; divided by the weighted average number of common shares outstanding during the period.

(2)           Net earnings (2005 — $884 million; 2004 — $1,056 million) adjusted for after-tax financing expenses (2005 — income of $57 million; 2004 — expense of $18 million) for the twelve month period ended; divided by average capital employed (2005 — $5,929 million; 2004 — $5,724 million). Average capital employed is the sum of shareholders’ equity and short-term debt plus long-term debt less cash and cash equivalents, at the beginning and end of the year, divided by two, less capitalized costs related to major projects in progress (as applicable). Return on capital employed (ROCE) for Suncor operating segments as presented in the Quarterly Operating Summary is calculated in a manner consistent with consolidated ROCE. For a detailed reconciliation of ROCE prepared on an annual basis, see page 51 of Suncor’s 2004 Annual Report to Shareholders.

(3)           If capital employed were to include capitalized costs related to major projects in progress (average capital employed including major projects in progress: 2005 — $7,762 million; 2004 — $6,617 million), the return on capital employed would be as stated on this line.

(4)           Short-term debt plus long-term debt less cash and cash equivalents, divided by cash flow from operations for the twelve month period then ended.

(5)           Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(6)           Cash flow from operations plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(7)           Short-term debt plus long-term debt; divided by the sum of short-term debt, long-term debt and shareholders’ equity.

quarterly operating summary

(unaudited)

	For the quarter ended					Nine months ended		Total year
	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Sep 30	Sep 30	Dec 31
	2005	2005	2005	2004	2004	2005	2004	2004
OIL SANDS
Production (a)
Base operations	125.2	119.5	121.2	206.9	230.2	122.0	218.4	215.6
Firebag	23.0	8.7	18.7	15.6	7.3	16.8	9.4	10.9
Total production	148.2	128.2	139.9	222.5	237.5	138.8	227.8	226.5
Sales (a)
Light sweet crude oil	69.9	48.3	75.3	115.3	113.5	64.4	114.5	114.9
Diesel	10.6	9.0	11.8	25.5	28.7	10.5	28.6	27.9
Light sour crude oil	41.7	54.2	38.5	80.9	76.3	44.8	73.2	75.1
Bitumen	22.3	9.6	18.4	11.0	7.9	16.8	7.8	8.4
Total sales	144.5	121.1	144.0	232.7	226.4	136.5	224.1	226.3
Average sales price (1),(b)
Light sweet crude oil	52.08	39.20	45.41	50.55	46.03	46.34	43.98	45.60
Other (diesel, light sour crude oil and bitumen)	59.70	50.47	47.31	39.62	42.29	52.48	38.96	39.13
Total	56.01	45.98	46.44	44.68	44.08	49.72	41.45	42.28
Total*	67.95	57.24	54.80	54.40	52.72	60.21	48.17	49.78

CASH OPERATING COSTS AND TOTAL OPERATING COSTS — BASE OPERATIONS
Cash costs	18.00	16.30	15.10	10.90	9.00	16.50	9.45	9.80
Natural gas	4.60	2.65	4.70	2.20	1.40	4.00	1.90	2.00
Imported bitumen	—	—	0.10	0.10	0.10	—	0.20	0.15
Cash operating costs (2),(c)	22.60	18.95	19.90	13.20	10.50	20.50	11.55	11.95
Firebag start-up costs	—	—	—	—	—	—	0.40	0.30
Total cash operating costs (3),(c)	22.60	18.95	19.90	13.20	10.50	20.50	11.95	12.25
Depreciation, depletion and amortization	9.00	9.45	9.05	6.25	5.70	9.20	6.00	6.10
Total operating costs (4),(c)	31.60	28.40	28.95	19.45	16.20	29.70	17.95	18.35

CASH OPERATING COSTS AND TOTAL OPERATING COSTS — FIREBAG
Cash costs	6.85	18.95	8.90	7.00	14.90	9.70	9.30	8.30
Natural gas	13.70	16.40	10.10	10.45	11.90	12.80	11.70	11.20
Cash operating costs (5),(c)	20.55	35.35	19.00	17.45	26.80	22.50	21.00	19.50
Depreciation, depletion and amortization	4.10	7.60	4.75	5.55	7.45	4.95	6.35	6.00
Total operating costs (6),(c)	24.65	42.95	23.75	23.00	34.25	27.45	27.35	25.50

(for the period ended)
Capital employed (i)	4 492	4 303	4 231	4 169	4 182

(for the twelve months ended)
Return on capital employed (j)	17.1	17.2	19.6	22.9	22.8
Return on capital employed (j)****	12.8	13.4	15.9	18.8	19.0

(unaudited)

	For the quarter ended					Nine months ended		Total year Dec 31 2004
	Sep 30 2005	June 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Sep 30 2005	Sep 30 2004

NATURAL GAS
Gross production **
Natural gas (d)	200	175	191	193	201	189	203	200
Natural gas liquids (a)	2.2	2.2	3.0	2.9	2.6	2.5	2.3	2.5
Crude oil (a)	0.7	1.0	0.9	1.0	1.0	0.9	1.0	1.0
Total gross production (e)	36.3	32.4	35.7	36.1	37.1	34.8	37.1	36.8
Average sales price (1)
Natural gas (f)	8.32	7.29	6.81	7.02	6.49	7.50	6.60	6.70
Natural gas (f) *	8.34	7.26	6.74	6.98	6.53	7.47	6.66	6.73
Natural gas liquids (b)	58.00	52.52	38.32	46.46	42.06	48.52	41.31	42.82
Crude oil — Conventional (b)	63.77	63.86	61.40	55.26	55.43	62.99	48.85	50.41
Net wells drilled
Conventional — Exploratory ***	4	—	5	—	3	9	10	10
— Development	2	2	5	5	3	9	11	16
	6	2	10	5	6	18	21	26
(for the period ended)
Capital employed (i)	598	564	490	448	410

(for the twelve months ended)
Return on capital employed (j)	22.7	22.5	26.2	27.1	30.4

ENERGY MARKETING AND REFINING — CANADA
Refined product sales (g)
Transportation fuels
Gasoline
Retail	4.2	4.8	4.6	4.8	4.6	4.5	4.5	4.6
Other	4.2	4.1	4.0	4.1	4.3	4.1	4.1	4.1
Jet fuel	0.9	0.8	0.9	1.0	1.0	0.9	0.9	0.9
Diesel	3.7	3.3	2.7	3.3	3.0	3.2	3.0	3.1
Total transportation fuel sales	13.0	13.0	12.2	13.2	12.9	12.7	12.5	12.7
Petrochemicals	0.7	0.8	0.8	0.8	0.7	0.7	0.8	0.8
Heating oils	0.2	0.3	0.8	0.5	0.2	0.4	0.4	0.4
Heavy fuel oils	0.8	1.4	1.0	0.8	0.5	1.1	0.7	0.7
Other	0.9	0.6	0.3	0.3	1.0	0.5	1.0	0.8
Total refined product sales	15.6	16.1	15.1	15.6	15.3	15.4	15.4	15.4

Margins (h)
Refining (7)	9.2	7.3	4.8	7.9	8.8	7.2	8.1	8.0
Refining (7) *	10.1	7.6	4.8	7.8	8.8	7.5	8.3	8.1
Retail (8)	5.4	3.8	4.7	4.5	3.7	4.6	4.3	4.4

Crude oil supply and refining
Processed at Sarnia refinery (g)	10.7	11.1	10.1	11.3	11.6	10.6	11.0	11.1
Utilization of refining capacity (j)	96	100	91	101	104	96	99	100

(for the period ended)
Capital employed (i)	547	507	525	512	528

(for the twelve months ended)
Return on capital employed (j)	7.7	10.1	8.4	14.6	11.2
Return on capital employed (j) ****	5.6	8.1	7.3	13.6	10.8

(unaudited)

	For the quarter ended					Nine months ended		Total year Dec 31 2004
	Sep 30 2005	June 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Sep 30 2005	Sep 30 2004

REFINING AND MARKETING — U.S.A.
Refined product sales (g)
Transportation fuels
Gasoline
Retail	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7
Other	8.9	5.0	3.8	3.9	4.3	5.9	3.7	3.8
Jet fuel	0.8	0.7	0.7	0.6	0.7	0.8	0.5	0.5
Diesel	3.9	3.1	2.6	2.5	2.5	3.2	2.2	2.2
Total transportation fuel sales	14.3	9.5	7.8	7.7	8.2	10.6	7.1	7.2
Asphalt	1.8	1.9	1.6	1.1	1.9	1.8	1.6	1.5
Other	1.2	1.2	0.7	0.7	0.8	1.1	0.5	0.6
Total refined product sales	17.3	12.6	10.1	9.5	10.9	13.5	9.2	9.3

Margins (h)
Refining (7)	8.9	9.5	6.3	7.7	5.1	8.5	6.4	6.7
Refining (7) *	8.9	9.5	6.3	7.7	5.3	8.5	6.6	6.8
Retail (8)	7.5	4.3	3.3	6.0	4.2	5.0	5.1	5.4

Crude oil supply and refining
Processed at Denver refinery (g)	14.9	11.4	9.2	9.5	9.5	12.3	8.6	8.8
Utilization of refining capacity (j)	104	102	96	100	99	102	90	92

(for the period ended)
Capital employed (i)	354	349	262	232	241

(for the twelve months ended)
Return on capital employed (j)	32.2	17.6	14.5	12.2	10.0
Return on capital employed (j) ****	21.6	13.8	12.2	11.0	9.6

Non GAAP Financial Measures

Certain financial measures referred to in the Highlights and Quarterly Operating Summary are not prescribed by generally accepted accounting principles (GAAP). Suncor includes cash flow from operations, return on capital employed and cash and total operating costs per barrel data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1)	Average sales price	—	This operating statistic is calculated before royalties and net of related transportation costs (including or excluding the impact of hedging activities as noted).

(2)	Cash operating costs — Base operations	—

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense, taxes other than income taxes and the cost of bitumen imported from third parties. Per barrel amounts are based on mining production volumes. For a reconciliation of this non GAAP financial measure see Management’s Discussion and Analysis.

(3)	Total cash operating costs — Base operations	—	Include cash operating costs — Base operations as defined above and cash start-up costs for in-situ operations. Per barrel amounts are based on mining production volumes.

(4)	Total operating costs — Base operations	—	Include total cash operating costs — Base operations as defined above and non-cash operating costs. Per barrel amounts are based on mining production volumes.

(5)	Cash operating costs — Firebag	—

Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and taxes other than income taxes. Per barrel amounts are based on in-situ production volumes.

(6)	Total operating costs — Firebag	—	Include cash operating costs — Firebag as defined above and non-cash operating costs. Per barrel amounts are based on in-situ production volumes.

(7)	Refining margin	—	This operating statistic is calculated as the average wholesale unit price from all products less average unit cost of crude oil.

(8)	Retail margin	—

This operating statistic is calculated as the average street price of Sunoco (Energy, Marketing and Refining — Canada) and Phillips 66-branded (Refining and Marketing — U.S.A.) retail gasoline net of federal excise tax, as applicable, and other adjustments, less refining gasoline transfer price.

Explanatory Notes

*	Excludes the impact of hedging activities.

**	Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.

***	Excludes exploratory wells in progress.

****	If capital employed were to include capitalized costs related to major projects in progress, the return on capital employed would be as stated on this line.

(a)	thousands of barrels per day	(e)	thousands of barrels of oil	(h)	cents per litre
equivalent per day
(b)	dollars per barrel			(i)	$ millions
		(f)	dollars per thousand cubic feet
(c)	dollars per barrel rounded			(j)	percentage
	to the nearest $0.05	(g)	thousands of cubic metres per day

(d)	millions of cubic feet per day

Metric conversion

Crude oil, refined products, etc.	1m 3 (cubic metre) = approx. 6.29 barrels